Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-141513

SUPPLEMENT NO. 2
dated October 5, 2007
to the Prospectus dated May 1, 2007 for the TIAA Real Estate Account

     This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2007, as supplemented to date, which we refer to collectively as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

     Recent Transactions

     The following describes recent property transactions by the Account. It supplements the “Description of Properties” section of the prospectus. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed, in whole or in part, by the property tenants, although the terms vary under each lease. The Account is responsible for operating expenses not reimbursed under the terms of a lease. All rental rates are quoted on an annual basis unless otherwise noted.

     Since May 1, 2007, the Account has purchased office and retail properties in the aggregate amount of approximately $63.6 million. Since May 1, 2007, the Account has disposed of industrial, office and residential properties for aggregate net sales proceeds of approximately $645.3 million. Such aggregate sales proceeds reflect the Account’s 75% equity interest in 161 North Clarke Street, a joint venture as described below. More detail regarding these purchases and sales is set forth immediately below.

PURCHASES

Office Properties

Preston Sherry Plaza — Dallas, TX

     On June 1, 2007, the Account purchased a Class A, seven-story office building in Dallas, Texas, for approximately $45.2 million. The property was built in 1986 and it contains 97,486 square feet of office space and 49,522 square feet of retail space, for a total of 147,008 square feet, of which 94% was occupied on a combined basis at the time of purchase. The three largest tenants are Remington Oil and Gas (25,056 square feet), Keller Williams Realty (9,326 square feet) and Frost National Bank (8,805 square feet). Rental rates for the office and retail space average $23.87 per square foot, net of expenses, and $24.48 per square foot, gross of expenses, respectively. Both the office and the retail average rents per square foot are below the current average market rent for comparable properties. The property is located in the Preston Center submarket, which had an office inventory of 2.2 million square feet and a 13.0% vacancy rate at the time of purchase.

Retail Properties

Champlin Marketplace — Champlin, MN

     On June 8, 2007, the Account purchased a retail center in Champlin, Minnesota for approximately $18.4 million. The property consists of two single-level retail buildings and one free-standing pad. The center was originally built in 1999 and was expanded in 2005. The retail center contains 103,577 square feet and was 100% leased at the time of purchase. The center’s anchor tenant is Cub Foods (57,120 square feet) and its major tenants include Wendy’s (15,000 square feet) and MGM Liquor Warehouse (7,000 square feet). Rental rates average $18.62 per square foot, net of expenses, which is within the current average market rental rates for comparable properties. The property is located in the Maple Grove submarket, which had inventory of 4.3 million square feet and had a vacancy rate of 6.1% as of the end of the fourth quarter 2006.

SALES

Industrial Properties

REA Industrial Portfolio — Various, U.S.

     On June 27, 2007, the Account sold a portfolio of eleven industrial properties, six of which were entire investments and five of which comprised parts of industrial portfolios. These eleven properties totaled approximately 5.5 million square feet, were located in multiple states, and resulted in net sales proceeds of approximately $262.6 million. The Account purchased the properties for an aggregate original investment of approximately $194.9 million. At the time of sale, the properties had an approximate market value of $244.5 million and an approximate cost to date of $205.9 million in the records of the Account. The six properties sold in their entirety are as follows:

     Eastgate Distribution Center—San Diego, CA

     Eastgate Distribution Center was purchased on May 29, 1997. The original investment in this property was $11.9 million. The allocated net sale price was approximately $31.8 million. At the time of sale, the property had a market value of $26.5 million and a cost to date of $12.9 million in the records of the Account.

     IDI Kentucky—Hebron, KY

     IDI Kentucky was purchased on December 17, 1998. The original investment in this property was $53.0 million. The allocated net sale price was approximately $67.0 million. At the time of sale, the property had a market value of $65.5 million and a cost to date of $54.3 million in the records of the Account.

     Landmark at Salt Lake City — Salt Lake City, UT

     Landmark at Salt Lake City was purchased on November 3, 2000. The original investment in this property was $14.4 million. The allocated net sale price was approximately $16.2 million. At the time of sale, the property had a market value of $16.5 million and a cost to date of $14.8 million in the records of the Account.

     Memphis Portfolio—Memphis, TN

     Memphis Industrial Portfolio was purchased on December 22, 2003. The original investment in this property was $43.0 million. The allocated net sale price was approximately $61.5 million. At the time of sale, the property had a market value of $52.5 million and a cost to date of $45.0 million in the records of the Account.

     Mideast RA Industrial Portfolio—New Castle, DE

     Mideast RA Industrial Portfolio was purchased on August 27, 2004. The original investment in this property was $16.5 million. The allocated net sale price was approximately $15.2 million. At the time of sale, the property had a market value of $15.8 million and a cost to date of $17.3 million in the records of the Account.

     Mountain RA Industrial Portfolio—Phoenix, AZ

     Mountain RA Industrial Portfolio was purchased on August 27, 2004. The original investment in this property was $5.5 million. The allocated net sale price was approximately $9.0 million. At the time of sale, the property had a market value of $7.7 million and a cost to date of $5.8 million in the records of the Account.

     The five partial sales (and the portfolios such properties were included in) are as follows:

     Woodcreek III (Chicago Industrial Portfolio)—Bolingbrook, IL

     Woodcreek III was purchased on June 30, 1998. The original investment in this property was $7.1 million. The allocated net sale price was approximately $6.7 million. At the time of sale, the property had a market value of $6.5 million and a cost to date of $7.9 million in the records of the Account.

     Corporate Lakes (Atlanta Industrial Portfolio)—Atlanta, GA

     Corporate Lakes was purchased on April 4, 2004. The original investment in this property was $20.3 million. The allocated net sale price was approximately $30.7 million. At the time of sale, the property had a market value of $27.6 million and a cost to date of $21.9 million in the records of the Account.

     2101 Design Road (Dallas Industrial Portfolio)—Arlington, TX

     2101 Design Road was purchased on December 19, 2000. The original investment in this property was $7.1 million. The allocated net sale price was approximately $9.3 million. At the time of sale, the property had a market value of $8.6 million and a cost to date of $8.0 million in the records of the Account.

     1155 Harvester (Chicago CalEast Industrial Portfolio)—West Chicago, IL

     1155 Harvester was purchased on December 22, 2003. The original investment in this property was $10.2 million. The allocated net sale price was approximately $8.7 million. At the time of sale, the property had a market value of $10.2 million and a cost to date of $11.1 million in the records of the Account.

     Sabre Street (Northern CA RA Industrial Portfolio)—Hayward, CA

     Sabre Street was purchased on August 27, 2004. The original investment in this property was $5.9 million. The allocated net sale price was approximately $6.5 million. At the time of sale, the property had a market value of $7.1 million and a cost to date of $6.9 million in the records of the Account.

Butterfield Industrial Park —El Paso, TX

     On August 28, 2007, the Account sold an industrial property located in El Paso, Texas, for net sales proceeds of approximately $5.0 million. The Account purchased the property on December 22, 1995. The original investment in this property was $4.5 million. At the time of sale, the property had a market value of $5.4 million and a cost to date of $5.4 million in the records of the Account.

Office Properties

Batterymarch Park II — Quincy, MA

     On July 18, 2007, the Account sold an office building located in Quincy, Massachusetts, for net sales proceeds of approximately $17.3 million. The Account purchased the property on May 31, 2001. The original investment in this property was $17.8 million. At the time of sale, the property had a market value of $15.2 million and a cost to date of $20.3 million in the records of the Account.

161 North Clarke Street — Chicago, IL

     On August 24, 2007, the Account sold its 75% equity interest in a joint venture which owned an office building located in Chicago, Illinois, for net sales proceeds of approximately $239.5 million. The Account purchased its interest on December 30, 2003. The original investment in this joint venture was $156.8 million. At the time of sale, the Account’s interest in the property had a market value of $238.9 million and a cost to date of $170.9 million in the records of the Account.

Sawgrass Office Portfolio — Sunrise, FL

     On September 27, 2007, the Account sold four office buildings located in Sunrise, Florida, for net sales proceeds of approximately $84.3 million. The Account purchased the property on December 2, 1997. The original investment in the property was $52.9 million. At the time of sale, the property had a market value of $83.4 million and a cost to date of $56.8 million in the records of the Account.

Residential Properties

The Legends at Chase Oaks Apartments — Plano, TX

     On September 12, 2007, the Account sold a residential property located in Plano, Texas, for net sales proceeds of approximately $36.6 million. The Account purchased the property on March 31, 1998. The original investment in this property was $29.7 million. At the time of sale, the property had a market value of $37.1 million and a cost to date of $30.4 million in the records of the Account.

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